FINAL

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Q.   I heard that the Bramwell  Funds are being  reorganized  under the Sentinel
     Family of Funds. Can you explain what is happening?


A. The Board of Directors of the Bramwell Funds has approved a plan of reorganization to be submitted to Bramwell Fund shareholders for approval. If the plan of reorganization is approved by the shareholders of each Fund, Bramwell Growth Fund shareholders will become shareholders of the Sentinel Capital Growth Fund and shareholders of the Bramwell Focus Fund will become shareholders of the Sentinel Growth Leaders Fund. The Advisor of both Funds will be Sentinel Advisors Company.

Q.   Will the Funds still be managed by Elizabeth Bramwell?

A. Yes. Elizabeth Bramwell, founder of Bramwell Capital Management and the Chief Investment Officer of the Bramwell Growth and the Bramwell Focus Funds, will continue to manage the two funds after they become a part of the Sentinel Family of Funds. She is also expected to lead the Large Cap Growth team at Sentinel. Ms. Bramwell will continue to lead her team of investment professionals and to remain located in New York City.

Q.   Will the new Fund strategies be the same?

A. Yes. The two new funds will have substantially the same investment objectives, policies and strategies as the Bramwell Growth and Focus Funds and the investment approach will remain the same.

Q.   Who is Sentinel?

A. Sentinel Advisors Company is an affiliate of Sentinel Asset Management, which is an indirectly wholly-owned subsidiary of National Life Holding Company, located in Montpelier, Vermont. National Life Holding Company, currently with its subsidiaries, manages more than $17 billion. Sentinel Advisors Company advises a family of fourteen Sentinel funds. The Sentinel Funds were established in 1933.


Q.   When will the reorganization take place?

A.   The Bramwell Funds expect to hold a special meeting of shareholders to vote
     on  the  two   reorganizations   on  March  10,  2006.  If  approved,   the
     reorganizations will be completed promptly after that date.

Q.   Has a record date been set to determine who can vote at the meeting?

A. Yes. The Board of Directors of the Bramwell Funds has set the record date at the close of business on January 11, 2006.



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Q.   Will I receive a proxy statement?

A. If you are a shareholder of either the Bramwell Growth Fund or the Bramwell Focus Fund on the record date, you will receive a proxy statement that describes the proposed reorganization in detail.

Q.   Why is Sentinel interested in the reorganization?

A. Christian W. Thwaites, the President and CEO of Sentinel Asset Management, comments that the reorganization represents a great strategic combination of investment talent, well-established investment management products and new distribution channels. He believes that Elizabeth Bramwell will bring a wealth of experience and talent to Sentinel and that she will add to Sentinel's ability to deliver compelling investment options to financial advisors and their clients. He expects the reorganization to benefit both companies and their clients.

Q.   Why is Ms. Bramwell in favor of the reorganization?

A. Ms. Bramwell is excited about joining a highly respected partner. She believes that Bramwell Fund shareholders will continue to receive the investment management expertise that they have entrusted to her, as well as the opportunity to benefit from the full product array, scale and broad distribution resources of Sentinel Asset Management. Ms. Bramwell also noted that the expense ratio of the fund that will be the successor to the Bramwell Growth Fund is expected to be lower and that the expense ratio of the Bramwell Focus Fund successor fund will be capped at the same 1.75% for two years following the reorganization.

Q. I understand that Sentinel funds charge a sales load. Will I have to pay a sales load?

A. No. You will receive shares in the two new Sentinel funds without a sales load. Sentinel has also agreed that if you receive Sentinel shares in the reorganization, you will be eligible to acquire Class A shares of any Sentinel fund in the Sentinel Family of Funds without a sales load.

Q.   What will I receive in exchange for my current shares?

A. An account will be created for you at the Sentinel Funds' transfer agent that will be credited with Sentinel Capital Growth Fund and/or Sentinel Growth Leaders Fund shares, as applicable, with an aggregate value equal to the value of your respective Bramwell Growth Fund or Bramwell Focus Fund shares at the time of your Fund's reorganization.

Q.   Will my Fund's reorganization result in any federal tax liability to me?

A. Each reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization. However, each of the Bramwell Growth Fund and Bramwell Focus Fund may, if required, declare a dividend just prior to the reorganization, which may result in taxable income to that Fund's shareholders. The dividend would be based on net realized capital gains, if any, and interest and dividend income, if any, since October 31, 2005.

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Q.   What will  happen to my account  options  such as my  automatic  investment plan?

A. All account options, including Automatic Investment Plans, Systematic Withdrawal Plans and Bank Instructions, will automatically be copied to your new account.



Please Note That This Is Not Intended To Be A Solicitation For Proxy. The Bramwell Funds Will File A Proxy Statement With The Securities And Exchange Commission ("SEC"). All Shareholders Are Advised To Read The Proxy Statement In Its Entirety When It Becomes Available, Because It Will Contain Important Information Regarding The Proposals, The Persons Soliciting Proxies in Connection With The Proposals And The Interests Of These Persons In the Proposals and Related Matters. The Proxy Statement Will Be Mailed to Record Date Shareholders Once It Is Effective. Shareholders May Obtain a Free Copy Of The Proxy Statement, When Available, And Other Documents Filed With The SEC At The SEC's Website At WWW.SEC.GOV. In Addition To The Proxy Statement, The Bramwell Funds May File Annual, Quarterly And Special Reports, Proxy Statements And Other Information With The SEC. You May Read And Copy Any Reports, Statements Or Other Information Filed By The Bramwell Funds At The SEC's Public Reference Rooms At 100 F. Street, N.E., Washington, D.C. 20549 And At The SEC's Regional Offices In New York At 233 Broadway, New York, New York 10279 And In Chicago At 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.

Participants In The Solicitation. The Bramwell Funds Directors May be Soliciting Proxies From The Bramwell Fund Shareholders In Favor Of The Proposals. Any Direct Or Indirect Interest Of The Participants In The Solicitation Will Be Described In The Proxy Statement.


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